UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rules 13a-16 or 15d-16 under**
the Securities Exchange Act of 1934

Dated December 19, 2016

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
("Sibanye Gold" or "the Company")
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL


**DEALING IN SECURITIES**

**Westonaria, 19 December 2016.** In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr NJ Froneman, Chief executive Officer of Sibanye Gold Limited, has bought and/ or sold Performance Shares which were granted to him on 1 May 2013 ("the Grant Date). Mr Froneman has also bought and/ or sold Bonus Shares which were awarded to him in terms of The Sibanye Gold Limited 2013 Share Plan on 2 March 2015 and 1 March 2016 to settle the associated tax liability.

Performance Shares are conditionally awarded with the final number settled after three years dependent on market and non-market conditions being met. The number of shares to be settled ranges from 0% to 200% of the conditional award. The determined number of Performance Vesting Restricted Shares are settled to the participant in shares.

Bonus Shares are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus Shares.

Details of the transactions are set out below:

| Name | **NJ Froneman** |
|---|---|
| Position | Chief Executive Officer |
| Company | Sibanye Gold Limited |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | On market sale of Performance Shares to cover associated tax liability. |
| Transaction Date | 15 December 2016 |
| Number of Shares | 473 672 |
| Class of Security | Ordinary shares |
| Market Price per share:<br>Low –<br>High –<br>VWAP – | <br>R22.5000<br>R22.5700<br>R22.5021 |
| Total Value | R10 658 614.71 |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date. |
| | |
| Nature of transaction | On market sale of Bonus Shares to cover associated tax liability |
| Transaction Date | 15 December 2016 |
| Number of Shares | 25 464 |
| Class of Security | Ordinary shares |

| | |
|---|---|
| Market Price per share:<br>Low –<br>High –<br>VWAP - | <br>R22.5000<br>R22.5700<br>R22.5021 |
| Total Value | R572 993.47 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date. |
| | |
| Nature of transaction | On market sale of Bonus Shares to cover associated tax liability. |
| Transaction Date | 15 December 2016 |
| Number of Shares | 14 893 |
| Class of Security | Ordinary shares |
| Market Price per share:<br>Low –<br>High –<br>VWAP - | <br>R22.5000<br>R22.5700<br>R22.5021 |
| Total Value | R335 123.78 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date. |

| | |
|---|---|
| Nature of transaction | On market purchase of Performance Shares |
| Transaction Date | 15 December 2016 |
| Number of Shares | 589 412 |
| Class of Security | Ordinary shares |
| Market Price per share | R24.5278 |
| Total Value | R14 456 979.65 |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date. |

| | |
|---|---|
| Nature of transaction | On market purchase of Bonus Shares |
| Transaction Date | 15 December 2016 |
| Number of Shares | 31 610 |
| Class of Security | Ordinary shares |
| Market Price per share | R24.5278 |
| Total Value | R775 323.76 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date. |

| | |
|---|---|
| Nature of transaction | On market purchase of Bonus Shares |
| Transaction Date | 15 December 2016 |
| Number of Shares | 18 548 |
| Class of Security | Ordinary shares |
| Market Price per share | R24.5278 |
| Total Value | R454 941.63 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date. |

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

ENDS
Contact
James Wellsted

SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE  GOLD  LIMITED

Dated: December 19, 2016

| | |
|---|---|
| By: | /s/ Charl Keyter |
| Name: | Charl Keyter |
| Title: | Chief Financial Officer |